December 10, 2018

Joel Broussard
President and Chief Executive Officer
U.S. WELL SERVICES, INC.
770 South Post Oak Lane
Suite 405
Houston, Texas 77056

       Re: U.S. WELL SERVICES, INC.
           Registration Statement on Form S-3
           Filed December 4, 2018
           File No. 333-228664

Dear Mr. Broussard :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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